

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

<u>Via E-mail</u>
Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer
Textainer Group Holdings Limited
650 California Street, 16th Floor
San Francisco, CA 94108

> **Re: Textainer Group Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 1-33725**

Dear Mr. Terry:

      We refer you to our comment letter dated November 21, 2013, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Cecilia Blye

      Cecilia Blye, Chief
      Office of Global Security Risk

cc: Pamela Long
      Assistant Director
      Division of Corporation Finance